Filed by Evernorth Holdings Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Evernorth Holdings Inc.

Commission File Number of Subject Company: 132-02881

As previously disclosed, on October 19, 2025, Armada Acquisition Corp. II, a Cayman Islands exempted company (“SPAC”), entered into a Business Combination Agreement, dated as of October 19, 2025 (the “Business Combination Agreement”), with Evernorth Holdings Inc., a Nevada corporation (“Pubco”), Pathfinder Digital Assets LLC, a Delaware limited liability company (the “Company”), Evernorth Corporate Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Pubco, Evernorth Company Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Pubco, and Ripple Labs Inc., a Delaware corporation.

The following communications were made by Asheesh Birla, Pubco’s Chief Executive Officer, on November 21, 2025:

The following text is a transcript of the conversation posted by Asheesh Birla to his LinkedIn account on November 21, 2025:

Speaker Key:

•	JS: Jennifer Sanasie (CoinDesk)

•	LL: Lawrence Lewitinn (CoinDesk)

•	AB: Asheesh Birla (CEO, Evernorth)

Transcript:

00:00 (Visuals of Ripple and CoinDesk logos, transitioning to the hosts and guest at the desk)

00:06 JS: We're now joined by a familiar face in the Ripple ecosystem. He's here in a brand new capacity, Asheesh Birla, the CEO of the newly announced Evernorth joins us now. Hey Asheesh.

AB: Thanks for having me.

JS: Oh, thanks for being here. I know you were just on stage for some opening remarks. Talk to us about the energy over there.

AB: Well, this conference... Swell has come a long way. We did it nine years ago in Toronto. This is our ninth Swell here in New York City. Each year, more to celebrate, more product announcements. It's amazing how far the XRP ecosystem and Ripple have come together over the last decade. I'm really proud seeing all these announcements and customers on stage, to see it grow from just a few people when I started to now almost a thousand with, you know, hundreds of customers. That's like living a dream for a startup guy like me.

JS: What is it about the Ripple ecosystem that has that real staying power, that sustainability, that thing that people just kind of want to latch on to?

AB: Yeah, so, hey listen, when we started, I think the narrative around crypto was largely negative. Uh, and I think it was all also about disbanding financial institutions. But we stuck with our guns and we thought, hey, listen, we want to build with financial institutions. We want to bring them along. And now you see how the crypto ecosystem has unfolded overall, and it is about bridging traditional to crypto. But I think Ripple and the XRP ecosystem were built with that philosophy from day one. and I think it's now mainstream, but we got started, you know, 13 years ago in building this, and I'm glad to see that taking off now and that narrative becoming popular finally. By the way, the regulation, the posture, that has also helped, um, and that has also been a catalyst for this next wave of growth here.

01:52 LL: On the education side, uh, I think years ago—and of course the XRP Army is not part of this question—but, you know, XRP wasn't always the easiest narrative to help educate people. Right? This idea of what I think of as just a, you know, multi-faceted financial services entity or platform offering as many things as possible, was a little bit outside of the education scope of currency, smart contract platforms, stablecoins, things. So, um, I guess now with these events and this explanatory power and sort of financial power that Ripple has, uh, and the acquisition like of Hidden Road [Standard Custody] and the rebranding that as a explicit prime services business... do you feel just more like a, you know, a big diversified financial services company?

AB: Well, I mean, I think uh, what's interesting is that uh, we planted those seeds 12 years ago. But as you know, rebuilding the financial ecosystem doesn't happen overnight. Uh, so hey listen, there's ways to accelerate the acquisitions that Ripple has done is—is great. Uh, and I think that'll accelerate adoption. Again, bridging traditional finance to crypto. But then there's a lot that I'm excited about, about building directly on the XRP Ledger as well. And you know, that's what I'm excited about with my new company, Evernorth, which is a XRP Digital Asset Treasury. I think that is going to be a wedge that helps traditional institutions that want exposure to crypto, uh, be able to participate and get exposure. And in the future, get exposure to DeFi, um, but as easy as holding a stock. So you can just go into your portfolio and you can add XRP and Evernorth, and you'll get access to a lot of what crypto has to offer.

06:25 LL: We're—we're kind of big fan—I don't know, Jen, if you are—I'm a big fan... we're I'm gonna say we—we're big fans of the DAT structure because it gives a lot of the benefits of let's say an ETF wrapper without some of the—sometimes unnecessary constraints like daily liquidity and things like that, or it allows, uh, treasurers to really do interesting things uh that can't be done in other wrappers. So, um, you know, having XRP in that kind of format is obviously going to be uh great news for the faithful. What kind of things have you—are you able to talk about now that you can do in terms of uh once you have that in your treasury to make it more appealing to folks?

AB: Yeah, so, I mean I think just a couple of things. One, by holding public stock equity versus an ETF—and ETFs are great too, I mean they help plug in to the traditional system, it makes it easier—but I think what we can do in the future at Evernorth is also plug into the DeFi ecosystem. We can earn yield on that treasury. Now you think about how hard that is for individuals, even for myself as a crypto, you know, OG as they call, it is a lot to unpack to participate in the DeFi ecosystem. What I'm excited about is bringing that with a couple of clicks. You can go add the stock, but then you get exposure to all that great goodness that could potentially be coming down the line in the DeFi ecosystem. But to start, we're going to go and earn yield on the treasury using traditional methods. Uh, and so you know, we'll have a blend, but when the DeFi ecosystem uh starts to—to grow and mature with the right kind of controls, we'll be ready to participate in that ecosystem and we want to build that right on top of the ledger, XRP Ledger.

07:50 JS: I am a fan of the DAT. I am... I am a fan. You can speak for me anytime, Andy [Lawrence]. Uh, I—I want to touch on why now is the right time a little bit. Like we mentioned, you know, you were uh building within the Ripple ecosystem at Ripple for 12 years. Now you've stepped outside building this project on top of the ledger built by your old employer. We talked a little bit about regulation at the beginning of the interview. Was regulation the catalyst that made you want to, you know, step outside and—and build this project um on top of the ledger?

AB: Yeah, so it became an inflection point. And uh, I would say like one thing was the—the passage of the Genius Act [phonetic]. Uh, you know, stablecoins right after the Genius Act [phonetic] was uh passed grew 18% from the Genius Act [phonetic] passing to now. So you see what a catalyst like regulation can do to get the institutions interested. And then when I started talking to investors from around the world, it was a different kind of investor for Evernorth. It was the kind of investor that hadn't participated in crypto before. So that was a good indication that institutions are now ready to participate. And you know what's great is that the United States could potentially lead in terms of regulation. That's a very different scenario than we had over the last uh, you know, four to eight years. And so that gave me the idea: it's time to go. And uh, hey, I build for the long term. You know, I started in 2013. Um, I'm excited this isn't going to be a one or two year project. This is going to be the next wave in bringing institutional capital to uh the, you know, DeFi ecosystem and blockchain. And that's what we need to scale. I mean, it's not going to scale unless we get the banks, we get the financial institutions to participate in this revolution on blockchain.

10:00 LL: Distribution is so important. And for, we were just asking this question in our previous interview, for a long time the complaint against crypto was "It's too volatile," right? And now uh many assets are much less volatile than they used to be. Um, actually volatility turned from a bug into a feature. And I think especially in the DAT world, uh, you know, right skewed volatility is something that people will, you know, lunge for rather than shrink away from. Uh, in your long-term project, you can see, you know, your—your primary asset becoming much and much less volatile over time. Uh, yields may move as well. Do you—will that just change investor behavior or will that change your strategy? How do you think about, you know, the volatility future of XRP and how that will change uh how your treasury behaves?

AB: Yeah, I mean... well, you are very well versed in this industry so uh kudos to you for uh, you know, just hitting hitting what this is about. So, yeah, I mean hey listen, it's—it's maturation. And uh, you know, if you shift from one thing to another when that does happen. And listen, I don't know if that's going to happen in three years, five years, uh we just have to be ready. And how do we get ready? We get ready by offering new kinds of uh, you know, potential yield products for the treasury. Uh, and again those will mature as well. Uh, but hey at some point this is going to be mainstream. And isn't it going to be great to be one of the first to build? Because, you know, first mover advantage really does matter, and getting to scale does matter in the DAT space uh in particular. I think you're going to see uh that maybe there's room for one, maybe there's room for two around each chain, but then it's a pretty long tail. What is the purpose of investing in your third or fourth DAT around a given uh, you know, token? Uh, and so hey, it is uh "let's get big."

LL: "Get big, get fast."

AB: Yeah let's get big.

LL: Get going.

AB: But let's be responsible too, right? Like let's—let's learn from the mistakes of the past. Let's build in the right kind of risk controls. Uh, because we're talking about institutions now. And we have a lot more to lose so we got to get it right. This isn't uh, you know, a "move fast and break things" Facebook thing. This is "Let's do things properly." We're talking about finance.

LL: Yes, "move fast and break things" is a great tech uh strategy, poor finance strategy. If one DAT stumbles, uh will the others suffer medium term from the damage?

AB: You know it—it really depends. And I think uh hey listen, at the—at the beginning, uh with—with blockchains, a lot of blockchains stumbled. Uh, but I think the ones that were looking at this from a long-term point of view, bringing in the compliance people—which was, you know, sort of I guess against the—the movement back in 2013, but you know we—we did it. I think things like that, being the grownups in the room, um being the adults in the room and uh helping uh blockchain mature is—is our positioning at Evernorth. And so yes, there may be a shakeout, but I think like the strongest, the folks with the long-term view, the right kind of risk controls are going to survive. And we saw this play out again and again. I've been through a lot of crypto winters. I've been through some summers. I know you got to stay even and you got to build for the long term.

JS: Asheesh, thanks so much for joining us at the desk. We hope you enjoy the rest of the conference.

AB: Thanks for having me.

JS: That was Evernorth CEO, Asheesh Birla.

Additional Information and Where to Find It

SPAC and Pubco intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) including certain private placements of securities and the other transactions contemplated by the Business Combination Agreement and/or as described in this communication (together with the Business Combination, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of the record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or TO be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Armada Acquisition Corp. II, 382 NE 191st St., Suite 52895, Miami, Florida 33179-3899; email: finance@arringtoncapital.com, or to: Evernorth Holdings Inc., 600 Battery St., San Francisco, California 94111, email: finance@evernorth.xyz.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS REPORT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The securities to be issued by Pubco and the units to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities is, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination, including the names and interests of Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto. All statements contained in this communication other than statements of historical fact, including, without limitation, statements regarding the Business Combination between SPAC and Pubco; the anticipated benefits and timing of the transaction; expected trading of the combined company’s securities on Nasdaq; the completion of investments from certain institutional investors; the expected amount of gross proceeds from the Private Placement Transactions; the anticipated use of proceeds from such Private Placement Transactions; the building of the world’s leading institutional XRP treasury; the amount of XRP expected to be held by the combined company; the combined company’s future financial performance, the ability of the combined company to execute its business strategy, its market opportunity and positioning; expectations regarding institutional and retail adoption of XRP and participation in DeFi yield strategies; the combined company’s contributions to the growth and maturity of the ecosystem, using an approach designed to generate returns for shareholders, supporting XRP’s utility and adoption, alignment with the growth of the XRP ecosystem, and becoming the leading institutional vehicle for XRP; management ensuring operational independence, taking XRP’s presence in capital markets to the next level, and other statements regarding management’s intentions, beliefs, or expectations with respect to the combined company’s future performance, are forward-looking statements.

Forward-looking statements are often identified by the use of words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements are based on the current expectations and assumptions of SPAC and Pubco and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could delay or prevent the consummation of the proposed Business Combination; (2) the outcome of any legal proceedings that may be instituted against SPAC, Pubco, the combined company, or others following the announcement of the Proposed Transactions; (3) the inability to complete the Business Combination due to failure to obtain shareholder approval or satisfy other closing conditions; (4) the inability to complete the Private Placement Transactions, (5) changes to the structure, timing, or terms of the Proposed Transactions; (6) the inability of the combined company to meet applicable listing standards or to maintain the listing of its securities following the closing of the Business Combination; (7) the risk that the announcement and consummation of the transaction disrupts current plans and operations; (8) the inability to recognize the anticipated benefits of the Business Combination, including the ability to build and manage an institutional XRP treasury, execute DeFi yield strategies, and drive institutional adoption of XRP; (9) changes in market, regulatory, political, and economic conditions affecting digital assets generally or XRP specifically; (10) the costs related to the Proposed Transactions and those arising as a result of becoming a public company; (11) the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of securities of SPAC or of Pubco; (12) the volatility of the price of XRP and other digital assets, the correlation between XRP’s price and the value of Pubco’s securities, and the risk that the price of XRP may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; (13) risks related to increased competition in the industries in which Pubco will operate; (14) risks related to changes in U.S. or foreign laws and regulations applicable to digital assets or securities; (15) the possibility that the combined company may be adversely affected by competitive factors, investor sentiment, or other macroeconomic conditions; (16) the risk of being considered to be a “shell company” by any stock exchange on which the Pubco securities will be listed or by the SEC, which may impact the ability to list Pubco’s securities and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; (17) the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination; and (18) other risks detailed from time to time in SPAC’s filings with the SEC, including the Registration Statement and related documents filed or to be filed in connection with the Business Combination.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated May 20, 2025 and filed by SPAC with the SEC on May 21, 2025, SPAC’s Quarterly Report on Form 10-Q filed with the SEC on August 11, 2025, and the Registration Statement and Proxy Statement/Prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which is made only as of the date of this communication.